SO 3/6/03

Ab

SECURIT 03014849 MISSION
..ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 4 2003 WASH., D.C. 155 SECTION

SEC FILE NUMBER
8- 48131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
America First Associates Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 East 56TH Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Ricupero (212) 644-8520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Trochie
(Name – *if individual, state last, first, middle name*)

32 Main Street (Address) Hastings on Hudson (City) NY (State) 10706 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Ricupero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America First Associates Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANICE L. OBERMAN
Notary Public, State of New York
No. 01OB2922360
Qualified in New York County
Commission Expires March 30, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

America First Associates Corp.

Financial Statements

Years ended December 31, 2002 and 2001

Index to Financial Statements

All other schedules are not required to be filed by registrant.

JOSEPH TROCHE*********Certified Public Accountant*

32 Main Street, Hastings on Hudson NY 10706, Tel. 914-478-1432; fax 914-478-1315

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

America First Associates Corp.

I have audited the accompanying statement of financial condition of America First Associates Corp. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index to the financial statements is presented to comply with the rules and regulations under the Securities and Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplemental schedule for the year ending December 31, 2002 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects the financial date required to be set forth therein in relation to the basic financial statements taken as a whole.

Joseph Troche CPA

Joseph Troche, CPA
Certified Public Accountant

Hastings on Hudson, NY
February 20, 2003

LINDER & LINDER • *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

America First Associates Corp.

We have audited the accompanying statement of financial condition of America First Associates Corp. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index to the financial statements is presented to comply with the rules and regulations under the Securities and Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplemental schedule for the year ending December 31, 2001 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects the financial date required to be set forth therein in relation to the basic financial statements taken as a whole.

Linder & Linder
Certified Public Accounts

Dix Hills, New York
February 22, 2002

America First Associates Corp.

Statement of Financial Condition

For Year Ended December 31, 2002 and 2001

		December 31, 2002 Audited		December 31, 2001 Audited
Assets				
Cash and cash equivalents	$	668,339	$	1,021,657
Securities owned		411,566		671,556
Office furniture and equipment, net of accumulated depreciation of $23,251; $21,091; in 2002and 2001, respectively		4,322		6,482
Prepaid expenses		16,055		15,429
Other assets		31,175		31,175
Total Assets	$	1,131,457	$	1,746,299
Liabilities and shareholder's equity				
Liabilities:				
Accounts payable and accrued expenses	$	49,941	$	21,440
Securities sold, not yet purchased		-		19,962
Total Liabilities	$	49,941	$	41,402
Commitments				
Shareholders' equity:				
Common stock, $.001 par value, 20,000,000 shares authorized, 9,018,000 shares issued and outstanding		9,018		9,018
Additional paid-in capital		2,121,230		2,121,230
Retained earnings		(1,048,732)		(425,351)
Total shareholders' equity	$	1,081,516	$	1,704,897
Total liabilities and shareholders' equity	$	1,131,457	$	1,746,299

The notes are an integral part of the Financial Statements

America First Associates Corp.

Statement of Operations

For the Years Ended December 31, 2001 and 2002

	Year ended December 31	
	2002	2001
Revenues:	Audited	Audited
Commissions	$ 297,848	$ 573,195
Syndicate income	67,548	150,689
Gain on Investments	-	53,466
Interest and other income	16,408	125,458
Total Revenues	$ 381,804	$ 902,808
Expenses:		
Employee compensation and benefits	$ 273,217	$ 357,509
Clearing charges	195,527	352,194
Loss on Investments	331,546	-
Consulting and professional fees	18,336	17,553
Communications and data processing	23,988	27,282
Business development	10,121	4,150
Occupancy costs	51,300	50,100
Regulatory and registration fees	18,682	18,744
Depreciation and amortization	2,160	3,550
Travel and entertainment	30,724	26,064
Other expenses	49,584	72,636
Total expenses	$ 1,005,185	$ 929,782
Income (loss) before income taxes	(623,381)	(26,974)
Provision for income taxes	-	2,376
Net income (loss)	$ (623,381)	$ (29,350)
Earnings per share		
Basic and Dilutive	(0.0691)	(0.0033)
Weighted Average Commom Stock Outstanding	9,018,000	9,018,0000

The notes are an integral part of the Financial Statements

America First Associates Corp.

Statement of Changes in Shareholders' Equity

For Years Ended December 31, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Shareholder's Equity
Balance, January 1, 2001	$ 9,018	$ 2,121,230	$ (396,001)	$ 1,734,247
Net income (loss)	-	-	(29,350)	(29,350)
Balance, December 31, 2001	9,018	2,121,230	(425,351)	1,704,897
Common Stock Contributed	-	-	-	-
Net income (loss)			(623,381)	(623,381)
Balance, December 31,2002	$ 9,018	$ 2,121,230	$ (1,048,732)	$ 1,081,516

The notes are an integral part of the Financial Statements

America First Associates Corp.

Statement of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002 Audited	2001 Audited
Cash Flows from Operating Activities		
Net income (loss)	$ (623,381)	$ (29,350)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	2,160	3,550
Changes in assets and liabilities:		
(Increase) Decrease in operating assets:		
Due to/from from clearing organization – net	-	99,019
Securities owned	259,990	(1,224,822)
Prepaid expenses	(626)	(255)
Other assets	-	-
Increase (decrease) in operating liabilities:		
Securities sold, not yet purchased	(19,962)	16,125
Income taxes payable	-	-
Accounts payable and accrued expenses	28,501	(103,644)
Net cash provided by operating activities	(353,318)	1,012,231
Net increase in cash	(353,318)	1,012,231
Cash (overdraft) at Beginning	1,021,657	9,426
Cash and cash equivalents Ending	668,339	$ 1,021,657
Supplemental cash flow disclosure:		
Income tax payments	$ 0	$ 2,315
Interest payments	$ 165	$ 599

The notes are an integral part of the Financial Statements

AMERICA FIRST ASSOCIATES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

America First Associates Corp., (the "Company"), which became a broker-dealer in 1995, is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company principally engages in executing general securities transactions on behalf of its clients. The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement. The Company also provides on-line brokerage services for its customers.

The Company transacts its business with customers located throughout the United States.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives.

	2002	2001
Office Equipment	$27,573	$27,573
Accumulated Depreciation	($23,251)	($21,091)

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense in the tax payable or refundable for the period plus or minus the change during he period in deferred tax assets and liabilities.

Earnings Per Share

Basic net income/loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted net income/loss is computed by dividing the net income by the weighted average number of common shares outstanding plus potential dilutive securities.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Note 2 - Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and sold not yet purchased consist of trading and investment securities at market value, as follows:

	Securities Owned		Securities Sold not yet Purchased	
	2002	2001	2002	2001
Deposit with Clearing Firm	$ 101,577	99,541	$ -	$ -
Corporate stocks	309,989	572,015	-	19,962
	$ 411,566	$ 671,556	$ -	$ 19,962

Note 3 - Deposit with Clearing Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts.

Note 4 – Due To/From Clearing Firm

Due To/From Clearing Firm arises as a result of the Company's normal security transactions.

Note 5 – Income Taxes

At December 31, 2002, the Company has net operating loss carryforwards of approximately $1,094,000 which expire in 2022. These net operating loss carryforwards may be used to offset future taxable income.

At December 31, 2002, the Company has recorded a deferred tax asset of $433,000 resulting primarily from net operating loss carryforwards. The valuation allowance of $433,000 has been recorded against the deferred tax asset since it is more likely than not that it will not be realized.

A reconciliation of income tax at the federal statutory income tax rate to total income taxes is as follows:

	2002	2001
Computed at the federal statutory rate of 34%	$(211,000)	$ (10,000)
State and local tax (benefit)	62,000)	(3,000)
Benefit of Carryover	-	
Valuation allowance adjustment	273,000	13,000
Other adjustments	-	2,376
	$ 0	$ 2,376

Note 6 – Commitments and Contingencies

Leases

The Company leases office space pursuant to an operating lease expiring March 31, 2003. For the years ended December 31, 2002 and 2001, rent expense amounted to $51,300 and $50,100 respectively.

The future minimum rental commitment through termination is as follows:

For the year ending December 31,	Amount
2002	$51,300
2003 (3 months)*	12,900

* Month to month tenancy thereafter at a monthly charge of $ 4,300

Pension Plan

The Company has a defined contribution plan under section 401(K) of the Internal Revenue Code. The plan covers substantially all its employees, and provides for participants to defer salary, up to statutory limitations. The Company is not required to make a matching contribution.

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 7 - Common Stock

June 1, 2001, The Company's officer/stockholder has contributed 3,000,000 shares of the Company's common stock to be retired by the Company without compensation upon the filed registration statement becoming effective which has been reflected in the financial statements.

Note 8 – Warrants

In April 1999, as part of the sale of the Company common stock, such shareholders received 2,700,000 warrants to purchase the Company's stock at prices from $1-$5 per share. The warrants expired on September 10, 2002.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Note 10 – Earning Per Share

	2002	2001
Net Earnings available to common shareholders	$ (623,381)	$(29,350)
Weighted Ave. shares outstanding	9,018,000	9,018,000*
Basic Earnings Per Share	$(0.0691)	$(0.0033)

* On June 1, 2001, the Company's officer/shareholder contributed 3,000,000 shares to the Company which simultaneously retires the shares.

AMERICA FIRST ASSOCIATES CORP.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Year Ended December 31,	Account	Balance, January 31,	Additions	Reductions	Balance, December 31,
2002	Allowance for deferred taxes	$160,000	$ 273,000	$ -	$ 433,000
2001	Allowance for deferred taxes	$147,000	$ 13,000	$ -	$ 160,000

SUPPLEMENTARY INFORMATION

AMERICA FIRST ASSOCIATES CORP.
SUPPLEMENTARY INFROMATION
DECEMBER 31, 2002

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$ 1,081,516
Deductions – Non-allowable assets	
Prepaid expenses	16,055
Property and equipment	4,322
Investments not-readily marketable	26,000
Other Assets	5,175
Net capital before haircuts on securities	
Positions (tentative net capital)	1,029,964
Haircuts on securities positions	
Corporate securities	46,498
Government securities	-
Undue concentrations	5,440
Net capital, as defined	978,026
Minimum net capital required	100,000
Net capital in excess of minimum requirement	$ 878,026
Computation of aggregate Indebtedness	
Accounts payable and other liabilities	49,941

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} = \frac{49,941}{878,026} = .06$$

The ratio of aggregate indebtedness to net capital is
.06 to 1 compared to the maximum allowable ration of 15 to 1.

Computation for determination for reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

See accompanying auditor's report.

JOSEPH TROCHE******** *Certified Public Accountant*

32 Main Street, Hastings on Hudson NY 10706, Tel. 914-478-1432; fax 914-478-1315

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholders
America First Associates Corp.

In planning and performing my audit of the financial statements and supplementary schedules of America First Associates Corp., (the "Company"), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, for such purposes. I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of America First Associates Corp. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other then those specified parties.

Joseph Troche, CPA
February 20, 2003